Exhibit 99.1

Sberbank and Yandex Complete Deal for Yandex.Market Joint Venture

Moscow, April 27, 2018 — Sberbank and Yandex today announced that they have completed the formation of a joint venture based on the Yandex.Market platform. The companies intend to combine the technological capabilities of Yandex and the infrastructure and technologies of Sberbank to develop a leading B2C eCommerce ecosystem.

At closing, the company is valued at 60 billion rubles (approximately $1.0 bln). The two partners will own equal stakes in the company. Sberbank invested 30 billion rubles (approximately $500 mln) in the new joint venture. Ten percent of the company's shares will be reserved for future equity awards for management and employees of Yandex.Market. Maxim Grishakov, Chief Executive Officer of Yandex.Market, will head the new joint venture. He will join the board of directors, which is outlined below:

•	Greg Abovsky, Chief Operating Officer and Chief Financial Officer of Yandex
•	Vadim Marchuk, Vice President for Corporate Development of Yandex
•	Maxim Grishakov, Chief Executive Officer of Yandex.Market
•	John Oliver, Independent Director nominated by Yandex
•	Gabriel Naouri, Independent Director nominated by Sberbank
•	Lev Khasis, First Deputy Chairman of the Executive Board of Sberbank
•	Maxim Poletaev, First Deputy Chairman of the Executive Board of Sberbank

The new joint venture will focus on three areas. The first will be the creation of an online marketplace that offers consumers a wide range of products and provides merchants with leading order processing, logistics and delivery services. The marketplace will be responsible for processing orders, servicing clients, and organising the logistics and delivery of goods. The second area will involve developing cross-border eCommerce. The company will also continue to enhance the Yandex.Market service as a price comparison and product selection platform.

Independent Directors:

Gabriel Naouri has international retail experience in both brick & mortar and eCommerce. He is the former head of international operations of Casino Group (France, South East Asia and South America) and previously ran Casino's food ecommerce operations in France. In addition to his operational roles, Gabriel has been advising start ups in California, France, Israel and the UK since 2011. He is a senior advisor to the CEO of Aeon Group (Japan's largest retailer with $80 bln of sales) and sits on different start-ups' boards.

John Oliver was appointed a non-executive Director of Lenta in October 2009 and has been Chairman of the Board since 2011. John led TPG's European Operating Group until December 2013. Prior to joining TPG in 2006, he spent 15 years with General Electric. His roles at GE included CEO of GE Equipment Services Europe, a diverse portfolio of businesses operating in 20 countries, and CEO of GE IT Solutions Europe, an IT infrastructure and services provider, which was turned around and sold under his leadership. Prior to this, he held various roles at GE Medical Systems including GM EMEA Services, VP Global Radiation Therapy and VP Global Vascular Systems.

Sberbank
Alexander Baziyan, Julia Emm
Press office
Tel. +7(495) 957 5721
media@sberbank.ru

Yandex.Market
Press office
Polina Upitis
Tel.: +7 495 739-70-00
pr@yandex-team.ru

Yandex
Press office
Ilya Grabovsky, Ochir Mandzhikov
Tel.: +7 495 739-70-00
pr@yandex-team.ru

Sberbank is Russia's largest bank and a leading global financial institution. Sberbank holds almost one third of aggregate Russian banking sector assets, it is the key lender to the national economy and the biggest deposit taker in Russia. The Central Bank of the Russian Federation is the founder and principal shareholder of Sberbank owning 50% of the Bank's authorized capital plus one voting share, with the remaining 50% held by domestic and international investors. Sberbank has more than 145 million customers in 20 countries. Sberbank has the largest distribution network in Russia with almost 15,000 branches, and its international operations include UK, US, CIS, Central and Eastern Europe, India, China, Turkey and other countries.

The Bank holds the general banking license No.1481 issued by the Bank of Russia. Official websites of the Bank: www.sberbank.com (Sberbank Group website), www.sberbank.ru.

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 18 offices worldwide, has been listed on the NASDAQ since 2011.

Yandex.Market is one of the largest players in the Russian eCommerce market in a segment of comparison shopping. Yandex.Market serves a monthly audience of over 43 million unique users on all platforms, giving them access to over 20,000 domestic and international merchants and 160 million product offerings.